UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 September 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This report on Form 6-K contains the following:

1.	Telebonds Media Release 21 September 2011

2.	Telebonds letter 21 September 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 September 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

21 September 2011

Telecom improves proposal to Telebonds stockholders

Telecom has today announced an improved proposal to Telebonds stockholders.

The consent fee it is offering to Telebond holders and other holders of NZ$ denominated stock issued by TCNZ Finance Limited (stock) has increased from 0.25% to 0.50% of the scheduled redemption amount of stock held.

In addition, if Telecom’s credit ratings from Standard & Poor’s falls to BBB+ and Telecom’s credit rating from Moody’s falls to Baa1, Telecom proposes that the interest rate applicable to the stock existing at the date of the demerger increases by 0.50% per annum.

If Telecom’s credit ratings from Standard & Poor’s falls to BBB (or lower) and Telecom’s credit rating from Moody’s falls to Baa2 (or lower), Telecom proposes that the interest rate applicable to the stock existing at the date of the demerger increases by a further 0.50% per annum.

The remainder of the proposal as sent to stockholders on 13 September 2011 remains unchanged.

“Following discussions with major stockholders, in return for their support of this proposal, we have agreed to increase the consent fee and provide an increase in the interest rate paid on the existing stock in the event that both Standard & Poor’s and Moody’s decrease the credit rating of Telecom below the ‘A band’,” said Nick Olson, Chief Financial Officer, Telecom. “While Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating post demerger, the potential coupon increase component of the proposal adds an additional level of comfort for stockholders.

The Trustee for the stockholders (The New Zealand Guardian Trust Company Limited) is required to approve the terms of Telecom’s proposed demerger. The Trustee will approve the terms of the demerger only if it is authorised to do so by an extraordinary resolution of stockholders.

If the extraordinary resolution is passed and the proposed demerger of Telecom occurs, each stockholder who casts valid votes approving the extraordinary resolution will receive the consent fee.

A stockholder meeting is taking place on Friday the 30th of September 2011 to vote on the extraordinary resolution. The latest time and date at which proxy forms relating to the meeting can be received by Computershare is 10 am on Wednesday the 28th of September 2011.

The independent expert, Grant Samuel, has been advised of these changes and has confirmed that the revised proposal is in the best interests of stockholders.

Provided the extraordinary resolution is passed, any stockholders who have already voted in favour of the extraordinary resolution will automatically receive the higher consent fee of 0.50% if the proposed demerger of Telecom occurs. Any stockholders who have already voted against the extraordinary resolution will be contacted directly and be provided with the opportunity to change their vote.

On 13 September, 2011 stockholders were sent a booklet and proxy form containing the details of the proposal to stockholders. Electronic versions of both documents and the letter containing the revised proposal can be found at:

http://investor.telecom.co.nz

ENDS

For investor enquiries, please contact:

Andrew Hopkinson

Treasurer

+64 (0) 27 249 5678

For media enquiries, please contact:

Ian Bonnar

+64 (0) 27 215 7564

21 September 2011

Additional information for holders of NZ$ denominated Stock issued by TCNZ Finance Limited relating to the Demerger of Telecom Corporation of New Zealand Limited

Dear Stockholders,

It is important that you read this letter carefully and vote in the upcoming meeting of Telecom’s Stockholders.

Capitalised terms used in this letter are defined in the Booklet:

‘Notice of meeting and other information relevant to Telebond holders and other holders of Stock issued by TCNZ Finance Limited, in relation to the proposed Demerger of Telecom Corporation of New Zealand Limited’

dated and sent to Stockholders on 13 September 2011.

This letter is a supplement to the Booklet.

Background

On 13 September 2011, Telecom launched a process to seek Stockholder approval to the Demerger of Telecom Corporation of New Zealand Limited. The approval process involves Stockholders passing an Extraordinary Resolution to authorise and direct the Trustee to approve the terms of the Demerger. A Stockholder meeting will take place on 30 September 2011 to vote on the Extraordinary Resolution. The full text of the Extraordinary Resolution can be found in the Booklet.

The existing proposal for Stockholders

Under the proposal to Holders, each Stockholder who casts valid votes approving the Extraordinary Resolution will receive a consent fee. This fee will only be paid if the Extraordinary Resolution is passed and the Demerger takes place.

In addition, provided the Demerger takes place, a Stockholder may require Telecom to repurchase his or her Stock at 101% of its scheduled redemption amount plus accrued interest if there is both (i) a change in control of Telecom and (ii) within 180 days after the change of control Telecom’s credit rating falls below investment grade.

Full details of the existing proposal are set out in the Booklet.

Changes to the proposal for Stockholders

Following discussions with major Stockholders, Telecom has decided to make the following improvements to the existing proposal for Stockholders:

Consent fee increased

The consent fee will be increased from 0.25% to 0.50% of the scheduled redemption amount of Stock held. However, the circumstances in which the consent fee is payable remain the same.

Any Stockholders who have already voted in favour of the Extraordinary Resolution will receive the higher consent fee of 0.50% if the Extraordinary Resolution is passed and the Demerger takes place. Any Stockholders who have already voted against the Extraordinary Resolution will be contacted directly and be provided with the opportunity to change their vote.

Increased coupon payments in the event of credit ratings downgrades

Subject to the Demerger taking place, Telecom proposes that coupon payments to existing Stockholders will increase if Telecom’s credit rating from Standard & Poor’s and Moody’s falls below certain levels.

Standard & Poor’s credit ratings range from AAA (being the highest credit rating) to D (being the lowest credit rating) and Moody’s credit ratings range from Aaa (being the highest credit rating) to C (being the lowest credit rating). The credit ratings from AAA to CCC (in respect of Standard & Poor’s) and Aaa to C (in respect of Moody’s) may also be modified by the addition of a (+) or minus (-) sign to show relative standing within the major rating categories. An issuer credit rating of A means that in both Standard & Poor’s and Moody’s opinion the issuer’s ability to make timely payment on its long term unsecured indebtedness is strong.

Following Demerger, Telecom intends to adopt a capital structure consistent with maintaining an ‘A band’ credit rating. Standard & Poor’s expects to assign a rating for Telecom of A- / Stable post Demerger. Moody’s have advised that should the Demerger proceed as planned, Telecom would likely be assigned a preliminary credit rating of A3 / Stable.

If Telecom’s credit ratings from Standard & Poor’s falls to BBB+ and Telecom’s credit rating from Moody’s falls to Baa1, Telecom proposes that the interest rate applicable to the Stock increases by 0.50% per annum.

If Telecom’s credit ratings from Standard & Poor’s falls to BBB and Telecom’s credit rating from Moody’s falls to Baa2, Telecom proposes that the interest rate applicable to the Stock increases by a further 0.50% per annum.

These changes will also be implemented with respect to any zero coupon or compounding Stock in a similar fashion to ensure that holders of such Stock receive the equivalent increase in return as that described above for coupon paying Stock. The potential increases in coupon payments as set out above will not apply to new Stock issued after the Demerger.

Opinion of the Independent Expert

The Independent Expert, Grant Samuel, has been advised of these changes and has re-confirmed that it is in the best interests of Stockholders to vote in favour of the Extraordinary Resolution.

No Change in Meeting date or Extraordinary Resolution

The Meeting date of Friday the 30th of September 2011 as set out in the Booklet remains unchanged. The latest time and date at which Proxy Forms relating to the Meeting can be received by Computershare is 10 am on Wednesday the 28th of September 2011. There is no change to the Extraordinary Resolution.

Further information

Copies of documents

Stockholders have been sent the Booklet and a Proxy Form.

The proposed coupon changes as set out above are contained in a supplemental trust deed between the Trustee and Telecom. You can obtain a copy of the supplemental trust deed from Telecom by contacting the Group Company Secretary at company.secretary@telecom.co.nz or by fax on +64 9 303 3430. You may also inspect the supplemental trust deed free of charge at Level 2, Telecom Place, 167 Victoria Street West, Auckland. In each case you will be required to provide your contact name and postal address.

Electronic versions of the Booklet and Proxy From, this letter and the supplemental trust deeds can be found at:

•	http://investor.telecom.co.nz

General enquiries

If you have any questions, please call the Telebonds Information Line on 0800 767 556 (within New Zealand) or 1800 134 068 (within Australia) or +61 2 8280 7732 (outside New Zealand and Australia) on Business Days between 9 am and 7:30 pm (NZ time).

For enquiries regarding the Proxy Form:

•	Phone: 0800 737 100 (within NZ)

•	Phone: +64 9 488 8777 (international)

•	Email: enquiry@computershare.co.nz

We thank you for your continued support of Telecom.